UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-10089
CUSIP NUMBER  904808300

(Check One):     [  ]  Form  10-K   [  ] Form  20-F    [  ] Form  11-K    [X] Form  10-Q
                           [  ] Form N-SAR
                           For Period Ended:   March 31, 2006

                           [  ]  Transition  Report on Form  10-K
                           [  ]  Transition  Report  on Form  20-F
                           [  ]  Transition  Report on Form 11-K
                           [  ]  Transition  Report  on  Form  10-Q
                           [  ]  Transition Report on Form N-SAR
                           For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________

PART I -- REGISTRANT INFORMATION

Unioil
Full Name of Registrant

_______________________                                                          __
Former Name if Applicable

3817 Carson Avenue
Address of Principal Executive Office (Street and Number)

Evans, CO  80620
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,  10-D, N-SAR,  N-CSR, or the  transition  report or portion  thereof, could not be filed within the prescribed period.

          The subject report could not be filed without unreasonable effort or expense for two interrelated reasons.

          First, in response to letters dated, respectively, December 22, 2005, and March 1, 2006, from the staff of the Division of Corporation Finance of the Securities and Exchange Commission commenting upon the registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004 (collectively, the "Comment Letters"), the registrant determined to restate portions of its financial statements for fiscal 2004.  The time and effort attributable to the restatement of 2004 contributed to a delay in the completion of the financial statements both for fiscal 2004 and for fiscal 2005.  That delay, in turn, precipitated a delay in the completion of the financial statements for the quarter ended March 31, 2006.

          Second, in response to the Comment Letters, the registrant determined to revise its disclosure relative to its proved undeveloped reserves of oil and gas.  In this connection, it became necessary to determine whether and to what extent the alteration in the reserve reporting affected the financial statements for fiscal 2004 and 2005.  The time and effort attributable to the determination of these possible financial-statement effects contributed to a delay in the completion of the financial statements both for fiscal 2004 and for fiscal 2005. That delay, in turn, precipitated a delay in the completion of the financial statements for the quarter ended March 31, 2006.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

      Jack M. Merritts                                         303                            830-7000
           (Name)                                             (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          A reasonable estimate of significant change, if any, in results of operations from the previous fiscal year cannot be made at this time for the reasons set forth under PART III -- NARRATIVE.

Unioil
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2006                         By:   /s/ Charles E. Ayers, Jr.
                                                            Charles E. Ayers, Jr., President